UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX) hereby informs the following to its shareholders:

1.       Publication of the Minutes of the Extraordinary Shareholders’ Meeting and Exercise of Withdrawal Right

On the date hereof, the minutes of the Linx’s Extraordinary General Meeting held on November 17, 2020 ("EGM"), which approved the corporate reorganization provided for in the "Protocol and Justification for Merger of Linx S.A. Shares by STNE Participações S.A.", entered into by and between the administrations of Linx and of STNE Participações S.A., and also by StoneCo Ltd., DLP Capital LLC and DLPPAR Participações S.A. on October 2, 2020 ("Protocol and Justification") (the “Transaction”), has been published.

Therefore, pursuant to Section 3.1.2 of the Protocol and Justification, the 30-day period for the shareholders of the Company who did not vote in favor of the resolutions set forth in items (i) to (iii) of the EGM agenda, who abstained from voting on the resolutions set forth in items (i) to (iii) of the EGM agenda, or that did not attend to the EGM, to expressly manifest their intention to exercise the right of withdrawal. The term for exercise of the withdrawal right will end on December 28, 2020 (including), first business day following the expiration of the withdrawal period.

The right of withdrawal will be ensured to the owners of shares issued by the Company, on an uninterrupted basis, from the date of execution of the Protocol and Justification (October 2, 2020) until the Transaction Consummation Date (as defined in the Protocol and Justification).

In case the Transaction is completed, the redemption payment amount to the dissenting shareholders of the Company shall be equivalent to the net worth of the shares held by the shareholders in the Company as of December 31, 2019, according to Linx's financial statements approved at the Annual Shareholders' Meeting held on April 30, 2020, which corresponds to nine reais and forty five cents (R$ 9.45) per share.

Under the terms of Article 45, paragraph 2, of Law No. 6,404/76, the dissenting shareholder may request, together with the redemption payment, a special balance sheet in a date that meets the period of sixty (60) days provided for therein.

2.       Procedure for the Exercise of the Withdrawal Right

2.1.       Shares carried at Itaú Corretora de Valores S.A.

Any dissenting shareholders whose shares are carried at Itaú Corretora de Valores S.A. (“Bookkeeping Agent”) and who wish to exercise the withdrawal right shall contact, within the term mentioned in item “1” above, the Bookkeeping Agent’s Shareholder Service Channel on the following telephone numbers, in order to obtain further information regarding the applicable procedures and the delivery of relevant documentation.

3003-9285 (capital cities and metropolitan areas)

0800 7209285 (other locations)

4004-4828 options 3-6-3 (account holders).

Service hours are on weekdays from 9am to 6pm.

The following documents shall be delivered to the Bookkeeping Agent, as it will be informed by the Bookkeeping Agent’s Shareholder Service Channel:

Individual Shareholders: (a) Identity Card; (b) Individual Taxpayers’ Registry (CPF); (c) proof of address; and (d) a letter of request signed by the dissenting shareholder, with certification of signature by similarity, requesting the withdrawal, which must contain the shareholder's personal and bank account data for the payment of the reimbursement, the name of the Company and the number of shares in respect of which the withdrawal right will be exercised.

Corporate Shareholders: (a) original and copy of the by-laws and the minutes of the election of the current board of directors or of the restated by-laws or articles of association currently in force; (b) registration card at the Corporate Taxpayers’ Registry (CNPJ); (c) originals of the Identity Card, the Individual Taxpayer's Registry (CPF) and proof of residence of the legal representatives; and (d) request letter signed by the representatives of the dissenting shareholder, with signature certification by similarity, requesting the withdrawal, which shall contain the shareholder's personal and bank account data for the payment of the reimbursement, the name of the Company and the number of shares in respect of which the withdrawal right will be exercised.

Investment Funds Shareholders: (a) original and copy of the last restated regulation of the fund, duly registered with the competent body; (b) original and copy of the by-laws and the minutes of the election of the current board of directors or the restated articles of association currently in force of the administrator and/or fund manager (depending on the person authorized to attend and vote at general meetings related to the assets held by the fund); (c) registration card in the Corporate Taxpayers’ Registry (CNPJ) of the fund and the administrator and/or fund manager; (d) originals of the Identity Card, the Individual Taxpayer's Registry (CPF) and proof of residence of its representatives; and (e) a letter of request signed by the representative of the dissenting shareholder, with signature certification by similarity, requesting the withdrawal, which shall contain the shareholder's personal and bank account data for the payment of the reimbursement, the name of the Company and the number of shares in respect of which the withdrawal right will be exercised.

Shareholders represented by a proxy must deliver, in addition to the documents mentioned above, their powers of attorney with signature certification, which must have been granted with less than one (1) year to a proxy holder with special powers to exercise the right of withdrawal and request for redemption payment.

2.2.       Shares held at the Central Securities Depository

Dissenting shareholders whose shares are held in custody at the Central Securities Depository of B3 S.A. - Brasil, Bolsa, Balcão and wish to exercise the right of withdrawal must, within the period mentioned in item “1” above, express their interest in the withdrawal right through their respective custody agents, contacting them with enough time in advance so as to take the necessary measures.

3.       Payment Date and Form of Payment

The payment of the redemption amount shall be made by the Company within sixty (60) days as of the Transaction Consummation Date, as defined in the Protocol and Justification. The payment to the dissenting shareholders shall be made through the data registered at the custody agents or according to the banking data to be provided in the request for redemption provided for in item “2” above.

Further disclosures of information to the market will be made in due course, in accordance with applicable law.

São Paulo, November 25, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer